UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to ______________

Commission file number 1-12626

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

EASTMAN INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EASTMAN CHEMICAL COMPANY
200 S. Wilcox Drive
Kingsport, Tennessee 37662

Eastman Investment and Employee Stock Ownership Plan

Note A:	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants, Investment Plan Committee, and Plan Administrator of the
Eastman Investment and Employee Stock Ownership Plan
Kingsport, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eastman Investment and Employee Stock Ownership Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Eastman Investment and Employee Stock Ownership Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 2025

New York, New York
June 25, 2026

Eastman Investment and Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(in thousands)

		2025			2024
		Non-			Non-
	Participant	participant		Participant	participant
	Directed	Directed	Total	Directed	Directed	Total

Assets
Investments at fair value	$3,042,794	$116,774	$3,159,568	$2,783,486	$171,827	$2,955,313
Investments at contract value	365,774	—	365,774	479,647	—	479,647
Total investments	3,408,568	116,774	3,525,342	3,263,133	171,827	3,434,960
Receivables
Plan sponsor contributions	40,616	16,413	57,029	40,331	15,463	55,794
Notes receivable from participants	50,066	—	50,066	49,845	—	49,845
Other receivables	3,204	1,534	4,738	2,229	1,557	3,786
Total assets	3,502,454	134,721	3,637,175	3,355,538	188,847	3,544,385

Liabilities
Other liabilities	781	1,571	2,352	812	1,570	2,382
Total liabilities	781	1,571	2,352	812	1,570	2,382
Net assets available for benefits	$3,501,673	$133,150	$3,634,823	$3,354,726	$187,277	$3,542,003

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025
(in thousands)

		2025
		Non-
	Participant	participant
	Directed	Directed	Total

Additions to net assets

Investment income
Interest	$10,155	$—	$10,155
Dividends	5,180	6,327	11,507
Net appreciation (depreciation) in fair value of investments	419,020	(54,236)	364,784
Net investment gain (loss)	434,355	(47,909)	386,446
Interest income from notes receivable	4,150	—	4,150
Participant contributions	126,655	—	126,655
Plan sponsor contributions	66,046	16,407	82,453
Total additions	631,206	(31,502)	599,704

Deductions from net assets

Distributions to and withdrawals by participants	491,532	14,572	506,104
Administrative expenses	780	—	780
Total deductions	492,312	14,572	506,884
Net increase (decrease) in net assets	138,894	(46,074)	92,820
Transfers from non-participant directed	8,053	(8,053)	—
Net assets available for benefits at beginning of year	3,354,726	187,277	3,542,003
Net assets available for benefits at end of year	$3,501,673	$133,150	$3,634,823

The accompanying notes are an integral part of these financial statements.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

1.DESCRIPTION OF PLAN

The Eastman Investment and Employee Stock Ownership Plan (the "Plan") is a defined contribution plan of a controlled group of corporations consisting of Eastman Chemical Company and certain of its wholly-owned subsidiaries operating in the United States ("Eastman", the "Company" or the "Plan Sponsor"). The Plan is organized pursuant to Sections 401(a), 401(k), and 4975(e)(7) of the Internal Revenue Code ("IRC"). All United States employees of Eastman, with the exception of certain limited-service and special program employees, and employees covered by a collective bargaining agreement with the Company, unless the collective bargaining agreement or the Plan specifically provides for participation, are eligible to participate in the Plan on their first day of employment with Eastman. The Plan was adopted by Eastman, the Plan Sponsor, on January 1, 1994, and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Investment Plan Committee ("IPCO"), which is the Plan Administrator and is comprised of Eastman employees. The Plan has trusts that are administered by the Fidelity Management Trust Company (the "Trustee"). The trusts include the Eastman Chemical Trust and the Eastman Stock Ownership Plan ("ESOP") Trust.

Funds in the Plan's forfeiture account can be applied to reduce future contributions by the Company as well as cover the Plan's administrative expenses. The balance of the forfeiture account was $8 thousand and $275 thousand as of December 31, 2025, and 2024, respectively. During 2025, forfeitures of approximately $291 thousand were applied to reduce Company contributions, including amounts applied toward the 2024 Retirement Savings Contribution and other employer payroll contributions.

On or after January 1, 2007, each eligible employee hired by the Company will be automatically enrolled as a participant in the Eastman Investment Plan ("EIP") portion of the Plan. The Company makes an annual Retirement Savings Contribution ("RSC") equal to 5% of a participant's eligible Company Compensation. Participants will be deemed to have elected to defer 7% of their qualifying compensation each pay period to the EIP portion of the Plan unless they affirmatively decline, or they elect to contribute a percentage other than 7%. Each participant will also be eligible to receive a matching contribution from the Company equal to 50% of the first 7% of their pay that they contribute to the Plan each pay period. Plan participants with a collective bargaining agreement will be eligible to receive a matching contribution from the Company equal to 100% of the first 7% of their pay that they contribute to the Plan each pay period. Effective January 1, 2025, participants may elect to enroll in an automatic annual increase program with an increase to their deferral rates each year until the participant's deferral reaches 15%. Prior to January 1, 2025, the automatic annual increase program increased eligible participants' deferral rates annually until the participant's deferral reached 10%. Their contributions will be invested in a Vanguard Target Date Fund that has a target retirement date closest to the year in which the participant reaches age 65 until changed by the participant.

For additional information regarding the Plan, see the complete Plan documents.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Contributions and Vesting

Contributions to the Plan are made through two separate provisions: (1) deferral of qualifying compensation and (2) contributions by the Plan Sponsor of cash or its common stock to the participants' accounts as determined by the Compensation and Management Development Committee of the Board of Directors of Eastman.

Participant contributions represent qualifying compensation and other qualifying employee bonuses withheld from participating employees by Eastman and contributed to the Plan. Contributions are invested in the Plan's funds as directed by the participants, with the exception of the ESOP Fund, subject to ERISA funding limitations. The Plan has accrued Company contributions for participant-directed funds of $40.6 million and for the non-participant-directed ESOP Fund of $16.4 million at December 31, 2025.

The Plan includes a salary deferral provision allowing eligible employees to defer up to 40% of their qualifying compensation, as defined in the Plan, up to the statutory limit of $23,500 for 2025 and $23,000 for 2024, as permitted by the IRC. For the catch-up salary deferral, an eligible employee who attained the age of 50 before the close of the calendar year was allowed to defer up to an additional $7,500 in 2025 and 2024 of their qualifying compensation, as defined in the Plan, subject to certain IRC limitations. Plan Sponsor contributions are also subject to certain other limitations. Participants' salary deferrals are contributed to the Plan by Eastman on behalf of the participants. The Plan's Trustee invests amounts contributed to the Plan, as designated by the participant, in one or more of the following: common stock of Eastman, various mutual funds, or interest in a guaranteed investment contract fund (see Note 4, "Investments", and Note 5, "Synthetic Investment Contracts"). Participants may transfer amounts among the funds on any business day. Additionally, participants may diversify amounts from their ESOP Fund account within the Plan (see Note 8, "Diversification from ESOP Fund"). Each participant is at all times 100% vested in their account, with the exception of amounts transferred from other plans, which may continue to be subject to the former plans' vesting requirements, as applicable.

The Plan requires that the RSC be contributed either to the employee's ESOP Fund accounts for the employee's first five RSC contributions or into other Plan funds, as directed by the participant, for participants with more than five RSC contributions. For participants with more than five RSC contributions, the RSC is allocated to participant-directed funds in accordance with each participant's investment elections at such time as the RSC is made.

Plan Sponsor contributions may be paid at any time during the plan year and subsequent to such plan year through the due date for filing the Company's federal income tax return, including any extensions. Contributions may be paid to the ESOP Trust. No contributions in the 2025 plan year were made in shares of Eastman common stock. Allocations to the participants' accounts from the Company contribution account will be made each plan year to participants who are eligible employees on the date designated by the Company. Participants are not permitted to make contributions to the ESOP Trust.

Employees may elect to transfer, into any of the Plan’s fund options, balances received from (1) lump sum payouts from defined benefit plans maintained by Eastman Chemical Company, including the Eastman Retirement Assistance Plan, (2) a former employer’s 401(a) and 401(k) plan, or (3) an employee’s individual retirement account containing amounts received from a qualified defined contribution plan under Section 401(a) and 401(k) of the IRC. All rollover contributions into the Plan must meet the applicable IRC requirements. Employees' rollover contributions, including Roth rollover contributions, were approximately $11.0 million in 2025.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Notes Receivable from Participants

The Plan Trustee makes loans to participants in accordance with Plan provisions. The loans are reflected as notes receivable from participants. Notes receivable from participants are accounted for as a transfer from the fund directed by the participant to the Notes Receivable from Participants Fund. The principal portion of participant repayments reduces the Notes Receivable from Participants Fund receivable. The principal and interest repaid are directed to funds to which the participant's current contributions are directed; the principal is accounted for as a transfer and the interest accounted for as income in the fund to which the participant's current contributions are directed. The Notes Receivable from Participants Fund's net assets and other changes in net assets are included in the participant-directed funds in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits, respectively.

The IPCO may grant a note receivable (loan) of at least $1,000 to a participant provided that the aggregate of the participant's notes receivable does not exceed the lesser of (1) $50,000 reduced by the excess, if any, of (a) the participant's highest notes receivable balance from the preceding 12 months over (b) the outstanding total notes receivable balance from the Plan on the date on which the notes receivable was made, or (2) 50% of the non-forfeitable portion of the participant's account. Additional limitations on the availability of loans may apply to individuals who are categorized as "insiders" for purposes of federal securities laws. In accordance with the Plan provisions, the rate of interest on new participant notes receivable approximates current market rates. The term of any notes receivable from participants is determined by IPCO and will not exceed five years. Notes receivable from participants transferred to the Plan from acquisitions carry terms applicable under that plan and may have terms that exceed five years. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Interest income earned on notes receivable from participants is credited directly to the participants' accounts and was approximately $4.2 million in 2025. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan is reduced, and a benefit payment is recorded. At December 31, 2025, $50.1 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 9.50% and various maturity dates through January 2031. At December 31, 2024, $49.8 million in notes receivable from participants were outstanding with interest rates ranging from 4.25% to 9.50% and various maturity dates through January 2030.

Distributions

Distributions from the Plan require the approval of IPCO or its designee and are made under the following circumstances:

•Upon attaining age 59½, a participant may elect to receive a lump sum cash distribution of their total or partial account value while still actively employed.

•Upon separation of service from Eastman for any reason other than death, the full value of a participant's account is distributed in a lump sum payment for participants whose account value is less than or equal to $1,000. Separated participants with accounts in excess of $1,000 may elect either (1) to defer distribution until a later date, but in no event later than April 1 of the calendar year following the year a participant attains age 73 or (2) to receive an immediate lump-sum distribution of the participant's account or, at the election of the participant, distributions in monthly or annual installments. Participants with balances in the Eastman Stock Fund or the ESOP Fund may elect a lump sum distribution in Eastman common stock.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

•In the event of death, the value of a participant's account is paid in a lump sum if the account value is less than or equal to $1,000. If the beneficiary is a surviving spouse and the participant account value exceeds $1,000, payment will be made in either a lump-sum amount or, at the election of the surviving spouse, in monthly or annual installments.

•Required minimum distributions must commence no later than April 1 of the calendar year following the year a participant attains age 73, unless the participant is still actively employed with the Company. This is in accordance with the required minimum distribution rules under Section 401(a)(9) of the IRC. The Plan requires participants to receive minimum distributions as prescribed by these rules to comply with federal tax regulations.

•Approval of hardship withdrawals will only be granted in order to meet obligations relating to the payment of substantial out-of-pocket medical expenses, the purchase of a primary residence, the payment of tuition or other post-secondary educational expenses, or payments to prevent eviction or foreclosure. They are also granted for payment of funeral or burial expenses for a deceased parent, spouse, beneficiary or dependent of the participant, or payment of expenses for repair of damage to the participant's principal residence that would qualify as casualty losses under the IRC. Hardship withdrawals must be at least $500 and are limited to the amount necessary to satisfy the participant’s hardship need, including any applicable taxes or penalties arising from the distribution, but may not exceed the portion of the participant’s EIP Account attributable to pre-tax contributions.

•The Trustee is authorized to honor qualified domestic relations orders issued and served in accordance with Section 414(p) of the IRC.

Effective January 1, 2025, the Plan permits certain additional distributions in accordance with applicable provisions of the Internal Revenue Code and Plan terms, including distributions for qualified birth or adoption expenses, domestic abuse victim distributions, and certain qualified disaster recovery distributions. Such distributions are subject to the specific eligibility, timing, certification, repayment, and administrative requirements applicable under the Plan and governing law.

Investment of ESOP Fund

ESOP Fund assets are invested primarily in Eastman common stock. Additionally, at the discretion of IPCO, assets may also be invested in various other securities or maintain positions in cash.

Investment assets can be acquired by the ESOP Fund in three ways:

•The Company may make a direct contribution of cash to the ESOP Fund, which would then be used to purchase Eastman common stock or other securities.

•The Company may contribute shares of Eastman common stock directly to the ESOP Fund.

•The Company may direct the Trustee to obtain a loan to purchase securities (i.e., leveraged ESOP). Until the loan is repaid, securities acquired with the respective loan proceeds are not available to be allocated to participants' accounts and are maintained in a "Loan Suspense Account". On the last day of each plan year, a proportionate share of securities relating to loan amounts that have been repaid will be transferred out of the Loan Suspense Account and allocated to the accounts of ESOP Fund participants. The ESOP Fund currently is not a leveraged ESOP.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Dividends Attributable to the ESOP Fund

IPCO may direct that Eastman common stock dividends attributable to the non-participant directed ESOP Fund be (a) allocated to the accounts of participants, (b) paid in cash to the participants on a non-discriminatory basis, or (c) paid by the Company directly to participants. Alternatively, dividends received from Eastman common stock maintained in the Loan Suspense Account may be applied to reduce the related loan balance.

Dividends paid in cash from the ESOP Fund are generally taxable to participants in the year received. To be eligible to request a hardship withdrawal from the Plan, participants must elect to receive ESOP dividends in cash. This election must comply with Plan terms and applicable IRS regulations.

Allocations to Participants' ESOP Fund Accounts

Separate participant accounts are established to reflect each participant's interest in the ESOP Fund and are maintained under the unit value method of accounting. The ESOP Fund account maintained for each participant consists of:

•Plan Sponsor contributions made or invested in shares of Eastman common stock.

•Shares of Eastman common stock in the ESOP Fund include those purchased with assets from the spin-off from Eastman Kodak Company as well as those acquired through the release of funds from a loan in the Loan Suspense Account.

•An allocable share of short-term interest and money market funds held in the ESOP Fund for the purpose of paying expenses and for similar purposes.

•After-tax contributions transferred to the ESOP Fund pursuant to the spin-off from Eastman Kodak Company (such after-tax contributions are no longer permitted under the ESOP provisions).

The number of units allocated to a participant's account in any year is based on the ratio of the participant's compensation to the total compensation of all eligible employees entitled to share in the allocation for that plan year. In any year in which a Company contribution is made, a participant's allocation will not be less than one share of stock.
Federal law limits the total annual contributions that may be made on a participant's behalf to all defined contribution and defined benefit plans offered by the Company. Participants will be notified if their total annual contribution is limited by this legal maximum.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

2.SUMMARY OF ACCOUNTING POLICIES
The following accounting policies, which conform to accounting principles generally accepted in the United States of America ("U.S. GAAP"), have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Policy and Valuation

The Plan's investments are stated at fair value except for its fully benefit-responsive investment contract, which is valued at contract value (see Note 5, "Synthetic Investment Contracts"). If available, quoted market prices are used to value investments. IPCO determines the Plan's valuation policies utilizing information provided by Fidelity Investments and the Director of Global Treasury Operations and Investments (see Note 6, "Fair Value Measurement", for discussion of fair value measurements).

For investments in the ESOP Fund and the Eastman Stock Fund, the Trustee may keep any portion of participant and Plan Sponsor contributions temporarily in cash or liquid investments as it may deem advisable. All dividends, interest or gains derived from investment in each fund are reinvested in the respective fund by the Trustee.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded at the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payments to Participants

Benefit payments to participants are recorded when paid.

3.RISKS AND UNCERTAINTIES

The Plan includes investments in common stock, mutual funds, collective investment trusts, and bonds, which are generally exposed to various risks, such as significant global events, interest rate fluctuations, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements. Included in investments at December 31, 2025, and 2024 are shares of the Plan Sponsor's common stock amounting to approximately $217 million and $266 million, respectively. This investment represents 6.1% and 7.7% of total investments at December 31, 2025 and 2024, respectively. A significant decline in the market value of the Plan Sponsor's stock would significantly affect the net assets available for benefits.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

4.INVESTMENTS

At December 31, 2025 and 2024, the Plan's assets were invested in common stock, mutual funds, collective investment trusts, and a Managed Income Fund, which includes synthetic investment contracts (see Note 5, "Synthetic Investment Contracts"), as well as bonds. Subject to certain limitations, participants are provided the option of directing their contributions among the investment options. The Plan also holds an interest in the non-participant directed Eastman ESOP Fund, which invests in Eastman Chemical Company common stock and short-term interest funds. The following table presents the Plan's investments by type at December 31, 2025 and 2024.

(in thousands)	2025	2024

Cash and Cash Equivalents	$4,563	$5,617
Common stock - Eastman Chemical Company	216,548	265,688
Common stock - other	124,441	121,904
Mutual funds	178,543	169,871
Collective investment trusts	2,445,950	2,213,427
Managed Income Fund	365,774	479,647
Self-directed brokerage account	189,523	178,806
Total	$3,525,342	$3,434,960

The following investment options, which invest primarily in common stock of the Plan Sponsor, were available to participants in 2025:

Eastman Stock Fund
This participant-directed fund is primarily comprised of Eastman common stock. Purchases and sales of Eastman common stock are generally conducted on the open market, as selected by Plan participants. During 2025, the Trustee purchased 987,100 shares of Eastman common stock for the fund at an average price of $70.41 per share and sold 452,534 shares of Eastman common stock for the fund at an average price of $75.50 per share. Dividends paid from the Eastman Stock Fund totaled $4.7 million in 2025.

Eastman ESOP Fund
This non-participant directed fund primarily consists of Eastman common stock. Purchases and sales of Eastman common stock are generally conducted on the open market, on behalf of its participants and as directed by the Plan's guidelines. During 2025, the Trustee purchased 218,100 shares of Eastman common stock for the fund at an average price of $92.51 per share and sold 269,513 shares of Eastman common stock for the fund at an average price of $76.38 per share. Participants can elect to have the dividends paid in cash or reinvested back into the Eastman ESOP Fund. Dividends paid from the Eastman ESOP Fund totaled $6.3 million in 2025.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

5.SYNTHETIC INVESTMENT CONTRACTS

The Plan invests in the Managed Income Fund (the "Fund"), which invests in synthetic investment contracts, totaling $366 million and $480 million at December 31, 2025 and 2024, respectively. These contracts, also referred to as wrap contracts, are entered into with independent financial institutions and are designed to allow the Fund to maintain a stable net asset value ("NAV") and to pay participant-initiated transactions at contract value. Because the contracts are fully benefit-responsive, they are reported at contract value. Contract value is based on the fair value of the underlying assets and adjusted through a crediting rate formula that amortizes market value gains and losses over time. Crediting rates are reset quarterly and may not be less than zero percent.

The wrap contracts limit the Fund’s ability to transact at contract value upon the occurrence of certain events, including the Plan’s failure to maintain qualification under Section 401(a) or 401(k) of the Internal Revenue Code, the establishment of a competing defined contribution plan, substantive plan amendments or administrative changes not consented to by the wrap issuer, complete or partial termination of the Plan, changes in law or regulation that could materially adversely affect Fund cash flows, mergers, consolidations, transfers of assets, or other corporate transactions involving the Plan or Plan Sponsor, communications intended to induce participants to withdraw from the Fund, exclusion of previously eligible employees, early retirement or other significant workforce reduction programs, or transfers to a competing investment option. The Plan believes the occurrence of each of these events is not probable.

The wrap contracts may be terminated by the issuers and settled at an amount different from contract value upon certain contract-specified events, including misrepresentation, material breach, prohibited transactions, tax qualification failure, unauthorized asset transfers or investment guideline violations, plan termination or merger, changes in law, and other events that could materially adversely affect the issuer’s interests. The Plan believes the occurrence of each of these events is not probable.

6.FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

•Common stock: Valued at the closing price reported on the active market on which the individual securities are publicly traded.

•Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•Collective investment trusts: The Plan's collective trust investments are held in separate investment accounts, which are valued using the readily determinable fair value ("RDFV"). The RDFV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, target date funds, and short-term investments. The collective trust investments held by the Plan publish their RDFV daily and transact at that price.

•Self-directed brokerage account: Unit valuation based on the published underlying NAV of the mutual funds. These mutual funds are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

U.S. GAAP provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under U.S. GAAP are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs based on the Plan's assumptions used to measure assets and liabilities at fair value.

A financial instrument's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2025 and 2024.

(in thousands)	December 31, 2025	December 31, 2024
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Identical Assets (Level 1)
Cash and Cash Equivalents	$4,563	$5,617
Common stock - Eastman Chemical Company	216,548	265,688
Common stock - other	124,441	121,904
Mutual funds	178,543	169,871
Collective investment trusts	2,445,950	2,213,427
Self-directed brokerage account	189,523	178,806
Total	$3,159,568	$2,955,313

There are no redemption restrictions on the mutual fund investments or collective investment trusts. They are fully liquid and can be redeemed on a daily basis. There are no Level 2 or Level 3 investments at December 31, 2025 and 2024.

7.OTHER RECEIVABLES AND OTHER LIABILITIES

Other receivables in the amount of $4.7 million and $3.8 million at December 31, 2025 and 2024, respectively, represent interest and dividends receivable, as well as receivables from the sale of investments. Other liabilities in the amount of $2.4 million at both December 31, 2025 and 2024 represent liabilities from the purchase of investments.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

8.DIVERSIFICATION FROM ESOP FUND

A participant may direct that all or any portion of their ESOP Fund account be transferred to other funds in the Plan without restrictions. In 2025, $8.1 million was transferred from the ESOP Fund within the Plan in connection with this program.

9.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participant accounts will be distributed, and all participants will become 100% vested in their account balances in accordance with ERISA requirements.

10.FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Plan Sponsor by a letter dated May 11, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believes the Plan is qualified, and the related trust is tax-exempt. No provision for income taxes has been included in the Plan's financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is subject to IRS audit for the current year and the preceding three plan years.

11.PLAN EXPENSES

Reasonable expenses of administering the Plan, unless paid by the Company, are paid by the Plan. For both 2025 and 2024, trustee fees associated with the Eastman Stock Fund and the Eastman ESOP Fund were paid with assets of those individual funds. Brokerage fees, transfer taxes, investment fees and other expenses incidental to the purchase and sale of securities and investments are included in the cost of such securities or investments or deducted from the sales proceeds. Administration fees for notes receivable from participants are deducted quarterly from the accounts of participants with outstanding notes receivable balances. Origination fees are deducted from the participant's account at the inception of the note receivable. Investment-related fees are charged directly to the participant account via the investment NAV.

12.PARTIES-IN-INTEREST TRANSACTIONS

Under U.S. Department of Labor regulations, parties-in-interest are defined as fiduciaries of the Plan, any party rendering services to the Plan, the employer, and certain other related parties. Transactions between the Plan and parties-in-interest are subject to prohibited transaction rules but may qualify for exemptions under ERISA. The Plan does not reimburse administrative functions performed by Plan management or certain expenses paid directly by the Company.

Eastman Investment and Employee Stock Ownership Plan
Notes to Financial Statements

Certain Plan investments include shares of mutual funds and collective investment trusts managed by the Trustee as defined by the Plan. These transactions qualify as parties-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as notes receivable from Plan participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules (see Note 3, "Risks and Uncertainties", and Note 4, "Investments").

13.SUBSEQUENT EVENTS

The Plan Administrator has evaluated events subsequent to December 31, 2025, through the date the financial statements were issued and determined that no additional disclosures are required.

Supplemental Schedule

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company	Interest Bearing Cash, Participant directed	**	$988
*	Fidelity Management Trust Company	Interest Bearing Cash, Non-Participant directed	$1,998	1,998
	SSBK Govt Stif Fund	Interest Bearing Cash Equivalents	**	1,577
	Subtotal – Cash and Cash Equivalents			4,563
*	Eastman Chemical Company	Common Stock, Participant directed	**	115,785
*	Eastman Chemical Company	Common Stock, Non-Participant directed	$122,913	100,763
	Subtotal – Common Stock – Eastman Chemical Co			216,548
	3M Co	Common Stock	**	1,613
	Abbott Laboratories	Common Stock	**	1,226
	Abbvie Inc	Common Stock	**	1,640
	Accenture Plc Cl A	Common Stock	**	262
	Air Products & Chemicals Inc	Common Stock	**	2,130
	Alphabet Inc Cl C	Common Stock	**	3,447
	American Express Co	Common Stock	**	2,281
	American Tower Corp	Common Stock	**	623
	Analog Devices Inc	Common Stock	**	2,048
	Ares Management Corp Cl A	Common Stock	**	1,076
	Arthur J Gallaghar And Co	Common Stock	**	1,314
	Avalonbay Communities Inc Reit	Common Stock	**	492
	Bank Of America Corporation	Common Stock	**	3,563
	Bank Of New York Mellon Corp	Common Stock	**	2,170
	Becton Dickinson & Co	Common Stock	**	671
	Blackrock Inc	Common Stock	**	870
	Blackstone Inc	Common Stock	**	1,180
	Bristol-Myers Squibb Co	Common Stock	**	931
	Capital One Financial Corp	Common Stock	**	2,395
	Carrier Global Corp	Common Stock	**	930
	Cencora Inc	Common Stock	**	805
	Chevron Corp	Common Stock	**	2,338
	Chubb Ltd	Common Stock	**	731
	Cigna Group (The)	Common Stock	**	1,275
	Citigroup Inc	Common Stock	**	1,843
	Cme Group Inc Cl A	Common Stock	**	1,235
	Cms Energy Corp	Common Stock	**	860
	Coca Cola Co	Common Stock	**	1,303
	Comcast Corp Cl A	Common Stock	**	1,019
	Conocophillips	Common Stock	**	2,557
	Corning Inc	Common Stock	**	1,460
	Cvs Health Corp	Common Stock	**	1,510
	Danaher Corp	Common Stock	**	1,304
	Deere & Co	Common Stock	**	2,089
	Digital Realty Trust Inc	Common Stock	**	591
	Disney (Walt) Co	Common Stock	**	742
	Dominion Energy Inc	Common Stock	**	1,641
	Dover Corp	Common Stock	**	1,917
	Eaton Corp Plc	Common Stock	**	2,372

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Eli Lilly & Co	Common Stock	**	602
	Eog Resources Inc	Common Stock	**	1,555
	Fidelity Natl Inform Svcs Inc	Common Stock	**	1,221
	General Dynamics Corporation	Common Stock	**	2,351
	Goldman Sachs Group Inc	Common Stock	**	1,843
	Hewlett Packard Enterprise Co	Common Stock	**	1,745
	Home Depot Inc	Common Stock	**	1,670
	Intl Bus Mach Corp	Common Stock	**	614
	Johnson & Johnson	Common Stock	**	2,617
	Lam Research Corp	Common Stock	**	628
	Lowes Cos Inc	Common Stock	**	2,196
	Mcdonalds Corp	Common Stock	**	2,079
	Medtronic Plc	Common Stock	**	1,057
	Merck & Co Inc New	Common Stock	**	1,550
	Microsoft Corp	Common Stock	**	2,473
	Mondelez Intl Inc	Common Stock	**	1,031
	Morgan Stanley	Common Stock	**	2,153
	Nextera Energy	Common Stock	**	1,451
	Nike Inc Cl B	Common Stock	**	909
	Norfolk Southern Corp	Common Stock	**	830
	Nxp Semiconductors Nv	Common Stock	**	1,297
	Packaging Corp Of America	Common Stock	**	721
	Pepsico Inc	Common Stock	**	851
	Philip Morris Intl Inc	Common Stock	**	2,899
	Procter & Gamble Co	Common Stock	**	1,509
	Progressive Corp Ohio	Common Stock	**	1,280
	Prologis Inc Reit	Common Stock	**	1,019
	Public Svc Enterprise Grp Inc	Common Stock	**	380
	Quest Diagnostics Inc	Common Stock	**	624
	Republic Services Inc	Common Stock	**	637
	Rtx Corp	Common Stock	**	2,186
	Schwab Charles Corp	Common Stock	**	2,383
	Seagate Technology Holdings Plc	Common Stock	**	1,165
	Texas Instruments Inc	Common Stock	**	1,665
	Tjx Companies Inc New	Common Stock	**	1,595
	Travelers Companies Inc	Common Stock	**	919
	Union Pacific Corp	Common Stock	**	2,432
	Unitedhealth Group Inc	Common Stock	**	1,346
	Ventas Inc Reit	Common Stock	**	1,176
	Verizon Communications Inc	Common Stock	**	859
	Walmart Inc	Common Stock	**	1,768
	Wells Fargo & Co	Common Stock	**	4,547
	Xcel Energy Inc	Common Stock	**	1,367
	Yum Brands Inc	Common Stock	**	787
	Subtotal – Common Stock – Other			124,441
	Dodge & Cox Stock Fund	Registered Investment Company	**	127,171

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
*	Fid Govt Mmkt	Registered Investment Company			**	23
*	Fid Us Bond Idx	Registered Investment Company			**	32,230
*	Fid 500 Index	Registered Investment Company			**	16,276
*	Fidelity Ext Mkt Idx	Registered Investment Company			**	2,843
	Subtotal – Mutual Funds					178,543
	Arrowst Acwi Ex-Us A	Collective Investment Trust			**	98,365
	Btc Str Comp Nl M	Collective Investment Trust			**	1,689
*	Fid Blue Chip GR Pool	Collective Investment Trust			**	167,378
	Hotchkis & Wiley Small Cap Diversified V Class F	Collective Investment Trust			**	40,884
	Loomis Sayles & Co SMC Gwth C	Collective Investment Trust			**	59,422
	Pru Core Pl Bd Cl 5	Collective Investment Trust			**	59,952
	SP 500 Index Pl Cl D	Collective Investment Trust			**	468,361
	SP Glb Exus Idx Cl D	Collective Investment Trust			**	37,873
	SP Ext Mkt Idx Cl D	Collective Investment Trust			**	74,485
	Vanguard Target Inc	Collective Investment Trust			**	40,429
	Vanguard Target 2020	Collective Investment Trust			**	37,707
	Vanguard Target 2025	Collective Investment Trust			**	98,827
	Vanguard Target 2030	Collective Investment Trust			**	254,309
	Vanguard Target 2035	Collective Investment Trust			**	215,640
	Vanguard Target 2040	Collective Investment Trust			**	184,429
	Vanguard Target 2045	Collective Investment Trust			**	156,011
	Vanguard Target 2050	Collective Investment Trust			**	196,819
	Vanguard Target 2055	Collective Investment Trust			**	127,880
	Vanguard Target 2060	Collective Investment Trust			**	92,277
	Vanguard Target 2065	Collective Investment Trust			**	26,623
	Vanguard Target 2070	Collective Investment Trust			**	6,590
	Subtotal – Collective Investment Trusts					2,445,950
	Cash	Cash			**	1,381
	Aercap Ireland Capital Dac / Aercap Global Aviatio	Corporate Bond	6.45%	4/15/2027	**	1,540
	Air Lease Corp	Corporate Bond	2.20%	1/15/2027	**	717
	Alimentation Couche-Tard Inc	Corporate Bond	4.15%	9/29/2028	**	775
	Ally Auto Receivables Trust 2024-1	Mortgage Backed Security	5.08%	12/15/2028	**	183
	American Express Co	Corporate Bond	5.08%	1/30/2031	**	321
	American Express Cr Acc Mst Tr	Mortgage Backed Security	5.23%	4/15/2029	**	1,328
	American General Life	Synthetic GIC	2.54%		**	1,224
	Amgen Inc	Corporate Bond	5.15%	3/2/2028	**	378
	Ares Strategic Income Fund	Corporate Bond	4.85%	1/15/2029	**	763
	AT&T Inc	Corporate Bond	1.65%	2/1/2028	**	1,653
	AT&T Inc	Corporate Bond	4.70%	8/15/2030	**	557
	Athene Global Funding	Corporate Bond	4.72%	10/8/2029	**	1,011
	Athene Global Funding	Corporate Bond	5.38%	1/7/2030	**	1,426
	Avolon Holdings Funding Ltd	Corporate Bond	5.38%	5/30/2030	**	186
	Ba Cr Card Tr	Mortgage Backed Security	4.31%	5/15/2030	**	1,623
	Bae Systems Plc	Corporate Bond	5.13%	3/26/2029	**	438
	Banco Santander Sa	Corporate Bond	1.72%	9/14/2027	**	988

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
	Bank Of America Corporation	Corporate Bond	2.55%	2/4/2028	**	1,889
	Bank Of America Corporation	Corporate Bond	4.95%	7/22/2028	**	2,487
	Bank Of New York Mellon	Corporate Bond	4.73%	4/20/2029	**	429
	Banque Fed Cred Mutuel Paris	Corporate Bond	5.19%	2/16/2028	**	1,042
	Barclays Plc	Corporate Bond	2.28%	11/24/2027	**	1,904
	Barclays Plc	Corporate Bond	5.37%	2/25/2031	**	1,286
	Benchmark Mortgage Trust 2018-B7	Mortgage Backed Security	4.38%	5/15/2053	**	713
	Benchmark Mtg Tr 2018-B8 A2	Mortgage Backed Security	4.15%	1/15/2052	**	109
	Bmw Vehicle Lease Trust 2025-1	Mortgage Backed Security	4.43%	6/26/2028	**	868
	Boeing Co	Corporate Bond	6.26%	5/1/2027	**	117
	Bofa Auto Tr 2024-1A A3	Mortgage Backed Security	5.35%	11/15/2028	**	76
	Bpce Sa	Corporate Bond	2.04%	10/19/2027	**	1,312
	Broadcom Inc	Corporate Bond	4.15%	2/15/2028	**	1,105
	Broadcom Inc	Corporate Bond	5.05%	7/12/2029	**	983
	Bx 2021-Bxmf Tsfr1M	Mortgage Backed Security	4.50%	10/15/2026	**	571
	Bx Coml Mtg Tr 2024-Gpa3 A Tsfr1M	Mortgage Backed Security	5.04%	12/15/2039	**	104
	Bx Commercial Mortgage Trust 2021-Pac Tsfr1M	Mortgage Backed Security	4.55%	10/15/2036	**	874
	Bx Commercial Mortgage Trust 22-Lp2 A Tsfr1M	Mortgage Backed Security	4.76%	2/15/2039	**	172
	Bx Tr 2021-Acnt Tsfr1M	Mortgage Backed Security	4.71%	11/15/2038	**	273
	Canadian Imperial Bk Of Comm	Corporate Bond	5.24%	6/28/2027	**	1,019
	Canadian Natl Resources Ltd	Corporate Bond	5.00%	12/15/2029	**	382
	Capital One Prime Auto Receivables Trust 2023-2	Mortgage Backed Security	5.82%	6/15/2028	**	915
	Carmax Auto Owner Tr 2023-4	Mortgage Backed Security	6.00%	7/17/2028	**	192
	Carmax Auto Owner Tr 2024-2	Mortgage Backed Security	5.50%	1/16/2029	**	179
	Carvana Auto Receivables Tr 2025-P3 A3	Mortgage Backed Security	4.04%	11/11/2030	**	900
	Carvana Auto Receivables Trust 2025-P2	Mortgage Backed Security	4.55%	8/12/2030	**	617
	Cent Trust 2025-City A Var 07/10/2040 144A	Mortgage Backed Security	4.92%	7/10/2040	**	240
	Chase Auto Owner Trust 2024-1	Mortgage Backed Security	5.13%	5/25/2029	**	194
	Chase Auto Owner Trust	Mortgage Backed Security	5.22%	7/25/2029	**	900
	Chase Issuance Tr	Mortgage Backed Security	4.16%	7/15/2030	**	1,017
	Chase Issuance Tr	Mortgage Backed Security	5.08%	9/15/2030	**	1,800
	Chevron Phil Chem Llc /Chev Lp	Corporate Bond	4.75%	5/15/2030	**	189
	Citibank	Synthetic GIC	2.55%		**	595
	Citibank Cr Card Issuance Tr	Mortgage Backed Security	4.30%	6/21/2030	**	1,965
	Citizens Auto Receivables Trust 2024-1	Mortgage Backed Security	5.11%	4/17/2028	**	448
	Citizens Auto Receivables Trust 2024-2	Mortgage Backed Security	5.33%	8/15/2028	**	240
	Cooperatieve Rabobank Ua	Corporate Bond	1.98%	12/15/2027	**	1,874
	Corebridge Financial Inc	Corporate Bond	3.65%	4/5/2027	**	294
	Corebridge Gbl Funding	Corporate Bond	4.65%	8/20/2027	**	446
	Corebridge Gbl Funding	Corporate Bond	4.85%	6/6/2030	**	1,250
	Daimler Trucks Finance North America Llc	Corporate Bond	4.95%	1/13/2028	**	429
	Daimler Trucks Finance North America Llc	Corporate Bond	5.13%	9/25/2027	**	416
	Daimler Trucks Retail Trust 2024-1	Mortgage Backed Security	5.49%	12/15/2027	**	612
	Dell Equip Fin Tr 2023-2	Mortgage Backed Security	5.65%	1/22/2029	**	108

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
	Dell Equipment Finance Trust 2023-3 A3	Mortgage Backed Security	5.93%	4/23/2029	**	289
	Dell Intl/Emc Corp	Corporate Bond	5.00%	4/1/2030	**	500
	Deutsche Bank Ag New York Bnch	Corporate Bond	2.31%	11/16/2027	**	1,372
	Deutsche Bank Ag New York Bnch	Corporate Bond	4.95%	8/4/2031	**	1,030
	Dllaa 2023-1A	Mortgage Backed Security	5.64%	2/22/2028	**	94
	Dllad 2024-1 Llc	Mortgage Backed Security	5.30%	7/20/2029	**	77
	Dllmt 2024-1 Llc	Mortgage Backed Security	4.84%	8/21/2028	**	451
	Dnb Bank Asa	Corporate Bond	1.60%	3/30/2028	**	1,796
	Dnb Bank Asa	Corporate Bond	4.38%	11/4/2031	**	1,123
	Dte Energy Co	Corporate Bond	4.95%	7/1/2027	**	411
	Dte Energy Co	Corporate Bond	5.20%	4/1/2030	**	766
	Duke Energy Corp New	Corporate Bond	4.30%	3/15/2028	**	1,083
	Elp Coml Mtg Tr 2025-Elp	Mortgage Backed Security	4.76%	11/13/2042	**	163
	Enbridge Inc	Corporate Bond	4.60%	6/20/2028	**	151
	Enbridge Inc	Corporate Bond	5.25%	4/5/2027	**	667
	Enbridge Inc	Corporate Bond	5.30%	4/5/2029	**	567
	Enel Finance Intl Nv	Corporate Bond	4.13%	9/30/2028	**	304
	Equinor Asa	Corporate Bond	1.75%	1/22/2026	**	282
	Equitable America Global Funding	Corporate Bond	4.65%	6/9/2028	**	482
	Equitable America Global Funding	Corporate Bond	4.95%	6/9/2030	**	657
	Equitable Financial Life Global Funding	Corporate Bond	4.60%	4/1/2027	**	829
	Equitable Financial Life Global Funding	Corporate Bond	5.00%	3/27/2030	**	617
	Exelon Corp	Corporate Bond	2.75%	3/15/2027	**	146
	Exelon Corp	Corporate Bond	5.15%	3/15/2029	**	309
	Federal Home Ln Mtg Mlt Ctf Gt	Mortgage Backed Security	4.00%	7/15/2047	**	289
	Federal Home Ln Mtg Mlt Ctf Gt 4847 Ca	Mortgage Backed Security	3.50%	11/15/2045	**	118
	Federal Home Ln Mtg Mlt Ctf Gt K545 A2	Mortgage Backed Security	4.29%	7/25/2030	**	892
	Federal Home Ln Mtg Mlt Ctf Gt Var	Mortgage Backed Security	4.27%	7/25/2030	**	1,184
	Federal Home Ln Mtge Corp 4765 Qa	Mortgage Backed Security	3.00%	2/15/2046	**	560
	Federal Nat Mtg Asn Gtd Rem 2011-26 Pa	Mortgage Backed Security	4.50%	4/25/2041	**	155
	Federal Nat Mtg Asn Gtd Rem 2017-97 P	Mortgage Backed Security	3.00%	1/25/2047	**	531
	Federal Nat Mtg Asn Gtd Rem Pa	Mortgage Backed Security	1.85%	5/25/2033	**	285
	Federal Nat Mtg Asn Gtd Rem Pa 2017-11 Ha	Mortgage Backed Security	3.50%	12/25/2045	**	460
	Federal Nat Mtg Asn Gtd Rem Pa 2018-3 Lp	Mortgage Backed Security	3.00%	2/25/2047	**	817
	Federal Nat Mtg Asn Gtd Rem Pa	Mortgage Backed Security	3.00%	3/25/2048	**	1,021
	Federal Nat Mtg Asn Gtd Rem Pa	Mortgage Backed Security	3.00%	4/25/2044	**	111
	Federal Nat Mtg Asn Gtd Rem Pa	Mortgage Backed Security	3.50%	2/25/2046	**	131
	Federal Natl Mtg As Gtd Re Ptt 2016-105 Pa	Mortgage Backed Security	3.50%	4/25/2045	**	207
	Federal Natl Mtg As Gtd Re Ptt 2018-11 La	Mortgage Backed Security	3.50%	7/25/2045	**	281
	FHLG 15YR	Mortgage Backed Security	2.50%	1/1/2028	**	45
	FHLG 15YR	Mortgage Backed Security	2.50%	12/1/2031	**	518
	FHLG 15YR	Mortgage Backed Security	3.00%	3/1/2033	**	1,012
	FHLG 15YR	Mortgage Backed Security	3.00%	5/1/2033	**	345
	FHLG 20YR	Mortgage Backed Security	3.00%	11/1/2033	**	379
	FHLG 20YR	Mortgage Backed Security	3.50%	6/1/2032	**	236
	FHLG 20YR	Mortgage Backed Security	3.50%	7/1/2032	**	158

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
	FHLG 25YR	Mortgage Backed Security	5.50%	7/1/2035	**	14
	FHLG	Mortgage Backed Security	5.50%	3/1/2034	**	23
	FHLG	Mortgage Backed Security	5.50%	5/1/2034	**	161
	FHLG	Mortgage Backed Security	5.00%	12/15/2037	**	21
*	Fidelity Short Term Cash Fund	Cash	3.75%		**	4,724
	FNMA	Mortgage Backed Security	6.50%	7/1/2032	**	2
	FNMA	Mortgage Backed Security	6.50%	7/1/2035	**	3
	FNMA	Mortgage Backed Security	6.50%	12/1/2032	**	2
	FNMA 15YR	Mortgage Backed Security	2.00%	2/1/2028	**	70
	FNMA 15YR	Mortgage Backed Security	2.50%	1/1/2028	**	62
	FNMA 15YR	Mortgage Backed Security	2.50%	1/1/2029	**	155
	FNMA 15YR	Mortgage Backed Security	2.50%	10/1/2031	**	218
	FNMA 15YR	Mortgage Backed Security	3.00%	2/1/2033	**	1,276
	FNMA 15YR	Mortgage Backed Security	3.00%	12/1/2032	**	1,185
	FNMA 15YR	Mortgage Backed Security	3.50%	2/1/2033	**	158
	FNMA 15YR	Mortgage Backed Security	3.50%	9/1/2029	**	81
	FNMA 15YR	Mortgage Backed Security	3.50%	11/1/2030	**	78
	FNMA 15YR	Mortgage Backed Security	3.50%	12/1/2028	**	2
	FNMA 15YR	Mortgage Backed Security	4.00%	2/1/2034	**	550
	FNMA 15YR	Mortgage Backed Security	4.00%	3/1/2034	**	1,241
	FNMA 20YR	Mortgage Backed Security	2.50%	1/1/2033	**	92
	FNMA 20YR	Mortgage Backed Security	2.50%	1/1/2033	**	125
	FNMA 20YR	Mortgage Backed Security	2.50%	1/1/2033	**	71
	FNMA 20YR	Mortgage Backed Security	2.50%	1/1/2033	**	76
	FNMA 20YR	Mortgage Backed Security	3.00%	11/1/2032	**	872
	FNMA 20YR	Mortgage Backed Security	4.50%	3/1/2039	**	75
	FNMA 20YR	Mortgage Backed Security	4.50%	6/1/2039	**	38
	FNMA 20YR	Mortgage Backed Security	4.50%	8/1/2039	**	102
	FNMA	Mortgage Backed Security	5.50%	11/1/2034	**	117
	FNMA	Mortgage Backed Security	6.50%	12/1/2035	**	21
	FNMA	Mortgage Backed Security	6.50%	7/1/2032	**	6
	FNMA	Mortgage Backed Security	6.50%	8/1/2036	**	4
	FNMA	Mortgage Backed Security	6.50%	8/1/2036	**	19
	FNMA	Mortgage Backed Security	6.50%	8/1/2036	**	15
	FNMA	Mortgage Backed Security	3.50%	10/25/2044	**	273
	Fnr 2013-16 Gp	Mortgage Backed Security	3.00%	3/25/2033	**	29
	Fnr 2015-42 Le	Mortgage Backed Security	3.00%	6/25/2045	**	268
	Fnr 2016-19 Ah	Mortgage Backed Security	3.00%	4/25/2046	**	217
	Fnr 2017-20 Ap	Mortgage Backed Security	3.50%	3/25/2045	**	552
	Ford Cr Floorpln Mast Own Tr A	Mortgage Backed Security	5.29%	4/15/2029	**	1,188
	Fordf 2025-1 A1	Mortgage Backed Security	4.63%	4/15/2030	**	678
	Freddie Mac Remics 2018-4766 Ma	Mortgage Backed Security	3.50%	2/15/2046	**	496
	Freddie Mac Remics	Mortgage Backed Security	3.00%	10/25/2048	**	508
	Ga Global Funding Trust	Corporate Bond	5.40%	1/13/2030	**	840
	Gallagher (Arthur J.) & Co	Corporate Bond	4.60%	12/15/2027	**	779
	General Mtrs Finl Co Inc	Corporate Bond	2.35%	2/26/2027	**	790

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
	General Mtrs Finl Co Inc	Corporate Bond	4.20%	10/27/2028	**	420
	Georgia Power Co	Corporate Bond	4.65%	5/16/2028	**	858
	Glencore Fdg Llc	Corporate Bond	4.91%	4/1/2028	**	311
	Gmf Floorplan Owner Revolving Tr	Mortgage Backed Security	5.13%	3/15/2029	**	244
	Goldman Sachs Group Inc (The)	Corporate Bond	2.64%	2/24/2028	**	1,551
	Goldman Sachs Group Inc (The)	Corporate Bond	4.48%	8/23/2028	**	1,432
	Goldman Sachs Group Inc (The)	Corporate Bond	4.94%	4/23/2028	**	1,327
	Guardian Life Global Funding	Corporate Bond	1.40%	7/6/2027	**	1,845
	Healthcare Realty Holdings Lp	Corporate Bond	3.50%	8/1/2026	**	168
	Hewlett Packard Enterprise Co	Corporate Bond	4.40%	9/25/2027	**	599
	Hps Corporate Lending Fund	Corporate Bond	4.90%	9/11/2028	**	351
	Hps Corporate Lending Fund	Corporate Bond	5.30%	6/5/2027	**	524
	Hsbc Holdings Plc	Corporate Bond	4.90%	3/3/2029	**	1,001
	Hsbc Holdings Plc	Corporate Bond	5.21%	8/11/2028	**	1,066
	Hsbc Holdings Plc	Corporate Bond	5.60%	5/17/2028	**	1,538
	Huntington Auto Tr 2024-1	Mortgage Backed Security	5.23%	1/16/2029	**	1,337
	Huntington Bancshares Inc/Oh	Corporate Bond	4.44%	8/4/2028	**	845
	Hyundai Auto Receivables Trust 2023-B	Mortgage Backed Security	5.48%	4/17/2028	**	132
	Hyundai Auto Receivables Trust 25-B	Mortgage Backed Security	4.36%	12/17/2029	**	1,173
	Hyundai Cap Amer	Corporate Bond	4.30%	9/24/2027	**	1,319
	Imperial Brands Finance Plc	Corporate Bond	4.50%	6/30/2028	**	388
	Ing Groep Nv	Corporate Bond	5.34%	3/19/2030	**	828
	Ingersoll Rand Inc	Corporate Bond	5.18%	6/15/2029	**	1,554
	Ingersoll Rand Inc	Corporate Bond	5.20%	6/15/2027	**	1,527
	Int Commercial Mortgage Trust 2025-Plaza Var	Mortgage Backed Security	5.04%	11/5/2037	**	144
	Intercontinental Exchange Inc	Corporate Bond	4.00%	9/15/2027	**	1,632
	Jackson Natl Life Global Fdg	Corporate Bond	4.60%	10/1/2029	**	1,375
	Jackson Natl Life Global Fdg	Corporate Bond	4.70%	6/5/2028	**	1,093
	Jackson Natl Life Global Fdg	Corporate Bond	5.35%	1/13/2030	**	721
	Jackson Natl Life Global Fdg	Corporate Bond	5.55%	7/2/2027	**	426
	Japan Tobacco Inc	Corporate Bond	4.85%	5/15/2028	**	623
	Jersey Central Powr & Light Co	Corporate Bond	4.40%	1/15/2031	**	469
	JP Morgan Chase	Synthetic GIC	2.54%		**	1,690
	JP Morgan Chase & Co	Corporate Bond	2.95%	2/24/2028	**	1,696
	JP Morgan Chase & Co	Corporate Bond	4.25%	10/22/2031	**	744
	JP Morgan Chase & Co	Corporate Bond	4.85%	7/25/2028	**	1,448
	JP Morgan Chase & Co	Corporate Bond	5.57%	4/22/2028	**	910
	Life Financial Services Trust 2022 Tsfr1M	Mortgage Backed Security	5.05%	5/15/2039	**	1,215
	Lloyds Banking Group Plc	Corporate Bond	4.38%	3/22/2028	**	1,018
	Lloyds Banking Group Plc	Corporate Bond	4.82%	6/13/2029	**	1,453
	Mars Inc	Corporate Bond	4.60%	3/1/2028	**	994
	Mars Inc	Corporate Bond	4.80%	3/1/2030	**	329
	Massachusetts Mutual	Synthetic GIC	2.54%		**	930
	Mass Mutual Global Fdg Ii	Corporate Bond	4.85%	1/17/2029	**	1,668
	Mercedes-Benz Auto Lease Trust 2025-A	Mortgage Backed Security	4.61%	4/16/2029	**	817
	Mercedes-Benz Finance North America Llc	Corporate Bond	4.80%	8/1/2029	**	1,245

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
	Met Tower Global Funding	Corporate Bond	4.00%	10/1/2027	**	445
	Meta Platforms Inc	Corporate Bond	4.20%	11/15/2030	**	520
	Metropolitan Life Inc Co	Synthetic GIC	2.54%		**	911
	Morgan Stanley	Corporate Bond	4.99%	4/12/2029	**	800
	Morgan Stanley	Corporate Bond	5.04%	7/19/2030	**	1,362
	Morgan Stanley	Corporate Bond	5.23%	1/15/2031	**	945
	Morgan Stanley Bk Na Salt Lake	Corporate Bond	5.02%	1/12/2029	**	725
	Morgan Stanley Private Bank Na	Corporate Bond	4.46%	11/19/2031	**	1,109
	National Bank Of Canada	Corporate Bond	4.50%	10/10/2029	**	921
	Nationwide Life Ins Co	Synthetic GIC	2.55%		**	1,277
	Nissan Auto Receivables 2023-B Owner Tr	Mortgage Backed Security	5.93%	3/15/2028	**	426
	Nissan Master Owner Tr Receivable	Mortgage Backed Security	5.05%	2/15/2029	**	459
	Ntt Finance Corp	Corporate Bond	4.57%	7/16/2027	**	206
	Ntt Finance Corp	Corporate Bond	4.62%	7/16/2028	**	207
	Nxp B V/Nxp Fdg Llc/Nxp Usa Inc	Corporate Bond	4.30%	8/19/2028	**	263
	Oneok Inc	Corporate Bond	4.25%	9/24/2027	**	126
	Oneok Inc	Corporate Bond	4.40%	10/15/2029	**	131
	Pacific Life Ins Co	Synthetic GIC	2.54%		**	749
	Parker-Hannifin Corp	Corporate Bond	4.25%	9/15/2027	**	724
	Paychex Inc	Corporate Bond	5.10%	4/15/2030	**	42
	Pinnacle West Capital Corp	Corporate Bond	4.90%	5/15/2028	**	201
	Pinnacle West Capital Corp	Corporate Bond	5.15%	5/15/2030	**	217
	Pnc Financial Services Grp Inc	Corporate Bond	5.35%	12/2/2028	**	968
	Porsche Finl Auto Securitization Tr 2023	Mortgage Backed Security	5.79%	1/22/2029	**	245
	Prudential Ins Co America	Synthetic GIC	2.54%		**	1,483
	Public Svc Enterprise Grp Inc	Corporate Bond	4.90%	3/15/2030	**	352
	Rga Global Funding	Corporate Bond	4.35%	8/25/2028	**	1,162
	Rga Global Funding	Corporate Bond	5.45%	5/24/2029	**	776
	Rogers Communications Inc	Corporate Bond	3.20%	3/15/2027	**	477
	Roper Technologies Inc	Corporate Bond	4.50%	10/15/2029	**	435
	Sammons Financial Group Global Funding	Corporate Bond	5.05%	1/10/2028	**	946
	Sammons Financial Group Global Funding	Corporate Bond	5.10%	12/10/2029	**	876
	Santander Hldgs Usa Inc	Corporate Bond	2.49%	1/6/2028	**	558
	Santander Hldgs Usa Inc	Corporate Bond	6.12%	5/31/2027	**	421
	Sfs Auto Receivables Securitization Tr 2024-1	Mortgage Backed Security	4.95%	5/21/2029	**	343
	Sfs Auto Receivables Securitization Tr 2024-2	Mortgage Backed Security	5.33%	11/20/2029	**	126
	Simon Property Group Lp	Corporate Bond	4.38%	10/1/2030	**	1,177
	Societe Generale France	Corporate Bond	2.80%	1/19/2028	**	1,895
	Societe Generale France	Corporate Bond	5.25%	5/22/2029	**	1,026
	Southern Power Co	Corporate Bond	4.25%	10/1/2030	**	353
	Sreit Tr 2021-Mfp Tsfr1M	Mortgage Backed Security	4.60%	11/15/2038	**	675
	State St Bk & Tr Co Boston	Synthetic GIC	2.54%		**	426
	State Street Corp	Corporate Bond	4.53%	2/20/2029	**	739
	Targa Res Corp	Corporate Bond	4.35%	1/15/2029	**	93
	Taubman Centers Commercial Mortgage Trust 24-Dpm A	Mortgage Backed Security	4.99%	12/15/2039	**	399
	Tesla 2024-A A3	Mortgage Backed Security	5.30%	6/21/2027	**	303

Eastman Investment and Employee Stock Ownership Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year) at December 31, 2025
(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value			(d) Cost	(e) Current Value
	Tesla Elec Veh Tr 2023-1	Mortgage Backed Security	5.38%	6/20/2028	**	580
	T-Mobile Us Trust 2025-2	Mortgage Backed Security	4.34%	4/22/2030	**	930
	Toronto Dominion Bank	Corporate Bond	4.78%	12/17/2029	**	1,080
	Transamerica Premier Life	Synthetic GIC	2.54%		**	1,346
	Truist Financial Corp	Corporate Bond	5.07%	5/20/2031	**	1,023
	Uber Technologies Inc	Corporate Bond	4.15%	1/15/2031	**	181
	Usaa Auto Owner Trust 2023-A	Mortgage Backed Security	5.58%	5/15/2028	**	257
	Usb Auto Owner Trust 2025-1	Mortgage Backed Security	4.49%	6/17/2030	**	298
	UST Notes	Government Bond	3.63%	8/31/2027	**	4,461
	UST Notes	Government Bond	3.63%	8/31/2029	**	7,666
	UST Notes	Government Bond	3.63%	8/31/2030	**	10,970
	UST Notes	Government Bond	3.63%	10/31/2030	**	10,126
	UST Notes	Government Bond	3.63%	12/31/2030	**	4,962
	UST Notes	Government Bond	3.75%	12/31/2028	**	59,018
	UST Notes	Government Bond	4.00%	1/31/2029	**	25,364
	UST Notes	Government Bond	4.00%	5/31/2030	**	14,116
	UST Notes	Government Bond	4.13%	7/31/2028	**	11,770
	UST Notes	Government Bond	4.13%	10/31/2029	**	11,408
	UST Notes	Government Bond	4.25%	1/31/2030	**	22,691
	Volkswagen Auto Loan Enhanced Trust 2023-2	Mortgage Backed Security	5.48%	12/20/2028	**	844
	Volkswagen Group Amer Fin Llc	Corporate Bond	4.35%	6/8/2027	**	703
	Volvo Financial Equipment Llc Series 2024-1	Mortgage Backed Security	4.29%	10/16/2028	**	98
	Wells Fargo & Co New	Corporate Bond	3.53%	3/24/2028	**	954
	Wells Fargo & Co New	Corporate Bond	4.81%	7/25/2028	**	1,445
	Wells Fargo & Co New	Corporate Bond	4.97%	4/23/2029	**	1,080
	Wells Fargo & Co New	Corporate Bond	5.24%	1/24/2031	**	677
	Wells Fargo Card Issuance Trust	Mortgage Backed Security	4.34%	5/15/2030	**	1,147
	Western-Southern Global Funding	Corporate Bond	4.90%	5/1/2030	**	132
	Wheels Fleet Lease Funding 1 Llc 25-3A A1	Mortgage Backed Security	4.08%	9/18/2040	**	673
	Williams Cos Inc	Corporate Bond	4.63%	6/30/2030	**	234
	Williams Cos Inc	Corporate Bond	4.80%	11/15/2029	**	658
	World Omni Auto Receivables Tr 2023-D	Mortgage Backed Security	5.79%	2/15/2029	**	675
	World Omni Auto Receivables Tr 2024-A	Mortgage Backed Security	4.86%	3/15/2029	**	1,325
	World Omni Auto Receivables Tr 2024-B	Mortgage Backed Security	5.27%	9/17/2029	**	591
	World Omni Auto Receivables Trust 2023-C	Mortgage Backed Security	5.15%	11/15/2028	**	88
	Subtotal – Managed Income Funds					365,774
	Self-Directed Brokerage Account				**	189,523
	Total Investment Assets					3,525,342
*	Participant Loans	Interest rates ranging 4.25% to 9.50% with the maturity dates through January 2031	4.25%	1/1/2031		50,066
			9.50%

* Represents a party-in-interest to the Plan.
** Historical cost is omitted because the investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Eastman Investment and Employee
Stock Ownership Plan

Date: June 25, 2026	By: /s/Michelle R. Stewart
Michelle R. Stewart
Vice President, Chief Accounting Officer and Corporate Controller, Eastman Chemical Company;
Member of Eastman Investment Plan Committee and
Named Fiduciary for Eastman Investment and Employee Stock Ownership Plan

Eastman Investment and Employee Stock Ownership Plan
Exhibit Index

Exhibit Number	Description	Sequential Page Number
23.1	Consent of CroweLLP Independent Registered Public Accounting Firm